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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tully’s Coffee Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899432108

(CUSIP Number)

Marcus J. Williams
Davis Wright Tremaine LLP
1501 Fourth Avenue, Suite 2600
Seattle, WA 98101
(206) 628-7710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 899432108

1.	Name of Reporting Person: Estate of Keith W. McCaw		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,263,885 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,263,885 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,263,885 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.4%

14.	Type of Reporting Person (See Instructions): 00

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ITEM 1.      SECURITY AND ISSUER

Title of Securities:	Common Shares
Name of Issuer:	Tully’s Coffee Corporation
Address of Issuer:	3100 Airport Way South Seattle, WA 98134
ITEM 2.      IDENTITY AND BACKGROUND

(a)	Estate of Keith W. McCaw
(b)	C/O Davis Wright Tremaine LLP Attn: Marcus J. Williams 2600 Century Square, 1501 Fourth Avenue Seattle, Washington 98101
(c)	Not Applicable
(d)	Not Applicable
(e)	Not Applicable
(f)	United States
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Acquired by operation of law upon the death of Keith W. McCaw, who had previously acquired such securities using personal funds. Securities are held for investment purposes.
ITEM 4.      PURPOSE OF TRANSACTION
The reporting person is not a party to any plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. This report is filed in connection with a reduction in the amount of securities beneficially owned by the reporting persons by virtue of the expiration or closure of a derivative security position upon the maturity and repayment of a convertible promissory note which would, prior to the expiry thereof, have permitted KWM Investments, LLC, to acquire up to 1,200,000 shares of the registrant’s Series A Convertible Preferred Stock.
ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER
This section describes the aggregate amount of securities held by the reporting person based on information made available by the registrant as of October 31, 2005.

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(a)	Amount of securities beneficially owned: 4,263,885(1)
Percent of securities beneficially owned: 19.4%
(b)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,263,885
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 4,263,885
(iv) Shared power to dispose or to direct the disposition of: 0
(c)	Securities transactions effected by the reporting person during the past 60 days: Repayment of convertible promissory note.
(d)	Other persons with the right to receive or the power to direct dividends or proceeds from the securities: None
(e)	The date on which the reporting person ceased to be the beneficial owner of more then 5% of the class of securities: Not applicable.
Note (1): Securities attributed to reporting person Estate of Keith W. McCaw include an aggregate of 1,960,550 shares of common stock that the estate has a right to acquire pursuant to options and warrants exercisable within 60 days of November 14, 2005 and 2,000,000 shares of Series A Convertible Preferred Stock convertible into 2,260,000 shares of common stock.
ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None.
ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS
None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ESTATE OF KEITH W. MCCAW
Date: December 6, 2005	/s/ Dennis M. Weibling
By: Dennis M. Weibling, Co-Executor

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